[Letterhead of Iveda Solutions, Inc.]

December  29, 2011

United States Securities and Exchange Commission
Terence O’Brien, Accounting Branch Chief
Washington, D.C. 20549

Re:  File No. 0-53285
        June 30, 2011 Form 10-Q Filed August 15, 2011

Dear Mr. O’Brien:

Iveda Solutions, Inc. (“Iveda”) hereby provides this letter in response to your comment letter dated October 20, 2011, specifically item number three.   Iveda is also providing the report titled “Valuation of Certain Intangible Assets Acquired Under ASC Topic 805 as of April 30, 2011” by the Strategic Equity Group” (the “Valuation Report”).

June 30, 2011 Form 10-Q

Comment 3:  We note that the Share Exchange Agreement identifies specific intangibles acquired in the acquisition such as patents, copyrights, technology, software, software tools, know-how, processes, trade secrets, trademarks, service marks, trade names, internet domain names, other proprietary rights,  MegaSys Products, licenses, MegaSys Components, and Material Contracts. We also understand that the acquired property, plant and equipment (PP&E) had an initial cost basis of approximately $250,000. It is not clear why your preliminary purchase price allocation excluded any fair value adjustment for the  PP&E. It is also unclear why only 15% of the amount allocated to goodwill and intangibles was assigned to identified intangible assets. Please give us the appraisals and other fair value documentation you  used to allocate your purchase price. Alternatively, if you have made subsequent adjustments to the preliminary allocation materially increasing the amounts assigned to identified intangible assets subject to amortization and to PP&E, then please advise us about such adjustments. Compliance with ASC 805-20-25 should be clearly evident.

Response:   Although the representations and warranties of MegaSys in Section 2.8 of the Share Exchange Agreement with respect to MegaSys’s proprietary rights to intangible assets cover a broad list of intangibles (such as patents, copyrights, technology, software, software tools, know-how, processes, trade secrets, trademarks, service marks, trade names, internet domain names, other proprietary rights, MegaSys Products, licenses, MegaSys Components), the only intangible assets acquired in the transaction were  MegaSys’s trademarks and customer backlog, valued at $200,000 and $130,000 respectively.

Iveda’s management, Farber Hass Hurley (Iveda’s auditor) and Strategic Equity Group (“SEG”) (Iveda’s third party valuation company) recently met and reviewed the assumptions communicated by management to SEG during the initial valuation.  Those assumptions remain accurate and true as of today’s date.

1.
The MegaSys trademarks are specific to a small, local region and therefore, do not have global appeal.  SEG has concluded that there is no superior inherent value to these trademarks that would generate a better profit margin or significant additional revenue.  SEG brought to our attention that on Page 8 of the Valuation Report, their reference to multiple sources in their estimation of royalty rate for trademarks included market rates within automotive aftermarket accessories industry, was an inadvertent mistake.  Except for this mistake, SEG stands behind the calculation of these trademarks as spelled out in the valuation report and there will be no subsequent adjustments to their value.  According to them, they in fact used a broad industry overlay reviewing other SEC filings and searching such key words as “security” and “surveillance” .

2.
MegaSys does not own any proprietary hardware or software.   They do not own any patents  or proprietary rights to anything. They buy off-the-shelf equipment and software which are available to any security integrator.  MegaSys merely customizes and integrates hardware and software for specific customer application.

3.
With respect to customer backlog, the New Taipei City backlog is included in the $130,000 that we currently have recorded.  The $952,000 estimated backlog as of April 30, 2011 is split between two revenue streams – product sales and maintenance revenue at $870,000 (91%) and $82,000 (9%) respectively.  This is consistent with MegaSys’ historical revenue source allocation. For instance, for the 9 month period ending September 30, 2011, MegaSys reported to Iveda that 92% of its total revenue came from equipment sales and installation and 8% from recurring service revenue. Again, SEG stands behind their calculation with respect to the valuation of the customer backlog and there will be no subsequent adjustments to their value.

4.	The property, plant and equipment (PP&E) of MegaSys was old and almost fully depreciated; therefore, there was no material fair value to report.

5.
With respect to the 2% specific risk premium mentioned on page 11 of the Valuation Report, at a high level, it is appropriate in regards to the internal rate of return (IRR) on the cash flows of the company shown in the forecast.  The IRR is used as the base rate of return for the analysis. This is standard practice in valuation as it pertains to ASC 805.  More specifically, per SEG’s internal analyses and judgment, 1.5% of the total 2% was attributed to the nature of MegaSys' one-off contract business model, which produces a challenge in achieving future cash flows due to both the unpredictable nature of future business and the lengthy approval process in receiving and fulfilling government contracts.  The remaining half percentage is a combination of personnel risk due to dependency on a few key employees as well as geographic risk, as the Taiwan market is fairly well established and growth in the business is therefore difficult to maintain.

6.
 The 33% customer turnover rate mentioned on page 9 of the Valuation Report is an estimate based on SEG’s discussions with management.  Maintenance contracts and revenue streams are not truly recurring, because there is no current regular cash flow stream in place. Further, maintenance is only increasing as a percentage of revenue because overall revenue is expected to decline due to sunsetting installation contracts.  Maintenance in this case represents repairs and continued service done on an as-needed basis.  It is therefore possible that turnover could be higher than 33% given that MegaSys’ maintenance model at acquisition did not comprise predictable recurring service revenues. The assumption was arrived at 33% for two reasons.  One, cash flows become immaterial to value after about 3 years regardless of turnover rate selection.  Two, some clients may require additional maintenance but others don't garner much at all.  From there, SEG assumed in discussions that on average the same client might repeat maintenance every 2-3 years or so.  Because the revenue stream from maintenance is truncated as such and not regular, SEG assumed this would imply a 3 year life as a reasonable average.  This further implies a 33% turnover and thus the basis for SEG’s assumption.

7.	Iveda acquired MegaSys for the following main reasons:

•	An established presence and access to the Asian market.

•	Additional markets and revenue through acquisitions of MegaSys’ technology and distribution partners in Asia.

•
Leverage MegaSys relationships in Asia for cost effective R&D of new products and cost reduction of current products. Iveda will now be able to source products directly under a private label brand with increased margins. MegaSys was formerly a manufacturer, with founders coming from large electronic manufacturers.

•
Infrastructure equipment cost reductions through a direct OEM relationship.  Iveda now has a direct source for lower cost servers, storage devices, network switches, and Super Wifi technologies. MegaSys also brings an established relationship with global distribution potential for Iveda’s products and services.

Iveda acknowledges that:

•	Iveda is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynne Phillis

Lynne Phillis
Controller, Iveda Solutions, Inc.